UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001
Commission File No. 1-7434

AFLAC INCORPORATED 401(k) SAVINGS
AND PROFIT SHARING PLAN

1932 Wynnton Road
Columbus, Georgia 31999

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AFLAC INCORPORATED 401(k) SAVINGS AND
PROFIT SHARING PLAN

Date: June 18, 2002	By:	/s/ Peter T. Adams, CPA

Peter T. Adams, CPA
Vice President,
Human Resources - Support

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

i

INDEPENDENT AUDITORS' REPORT

The Pension Committee
AFLAC Incorporated 401(k) Savings
   and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 14, 2002
Atlanta, Georgia

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31,

	2001	2000

Assets:
Investments (Note 5)	$75,541,716	$87,195,546
Cash	552,881	342,023
Accrued employer matching contribution	177,777	-

Total assets	76,272,374	87,537,569

Liabilities:
Excess employee contributions payable	28,632	70,576
Other	176,195	285,143

Total liabilities	204,827	355,719

Net assets available for plan benefits	$76,067,547	$87,181,850

See accompanying Notes to Financial Statements.

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31,

	2001	2000

Contributions:
Participant withholdings	$5,600,940	$4,855,022
Participant transfers from other plans	398,080	462,320
Employer matching	2,374,758	2,098,263

Total contributions	8,373,778	7,415,605

Dividend income	1,371,022	3,909,208
Interest income	334,889	251,091
Net appreciation (depreciation) in fair value of investments (Note 5)	(18,759,687)	16,093,754
Distributions to participants	(2,371,072)	(3,188,576)
Forfeitures	(63,233)	(139,929)

Increase (decrease) in net assets	(11,114,303)	24,341,153

Net assets available for plan benefits:
Beginning of year	87,181,850	62,840,697

End of year	$76,067,547	$87,181,850

See accompanying Notes to Financial Statements.

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2001 and 2000

1.  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC International, Incorporated, and Communicorp, Incorporated (collectively "the Company").

     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of AFLAC Incorporated's Board of Directors. The Plan sponsor pays the administrative expenses of the Plan. Investment costs and fees are deducted from earnings allocations or, in the case of loans, from the participants' accounts.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. For the years 2001 and 2000, participants could contribute from 1% to 22% of their aggregate compensation via payroll deductions, subject to certain limitations. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2001 and 2000, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting

	Participants are 100% vested in their contributions plus actual investment earnings/losses thereon.

	Participants become vested in the Company's contributions and the related earnings/losses thereon according to the following schedule.

		Years of Service	Vested Percentage

		Less than 1	0%
		1	20%
		2	40%
		3	60%
		4	80%
		5 or more	100%

A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contribution.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or AFLAC Incorporated common stock.

	The Plan permits in-service withdrawals for participants who are 100% vested in the Company's contribution and have attained age 60.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. The maximum amount of any loan is such that when the amount of the loan is added to the outstanding balance of all other loans made to the participant from the Plan (and any other plans maintained by the employer or any related companies) the total does not exceed the lesser of:

	a.	50% of the participant's vested accrued benefit (as defined in the Plan); or

	b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

(g)	Agreements With Trustee

	The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company.

(h)	Plan Amendments

Effective January 1, 2001, the Plan was amended to change the definition of a Profit Sharing Bonus, which shall be defined as (i) the discretionary amount payable in a plan year and designated by a participating company as a profit sharing bonus for an active participant, and (ii) any other bonus amount payable in a plan year and designated from time-to-time by the Administrative Committee or Pension Committee of the Board as a bonus with respect to which an active participant may make a separate deferral election.

On December 18, 2001, the Plan was amended to comply with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

Effective December 31, 2001, the Plan was amended to comply with provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Specifically, Plan provisions were changed to increase participant deferrals up to 50% of pretax annual compensation. Other Plan provisions were changed to reflect new compliance amounts in EGTRRA and include the new "catch-up contribution" provision for participants age 50 and older.

2.  SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value based upon market quotations obtained from national security exchanges. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

3.  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are in compliance with applicable sections of the Internal Revenue Code.

     Participants in the Plan are not subject to federal and state income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.

4.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5.  INVESTMENT FUNDS

     The following table presents the fair value of individual investments that exceeded 5% of the Plan's net assets as of December 31:

	2001	2000

Mutual Funds:
Davis New York Venture A Fund	$6,318,705	$7,190,006
Dodge & Cox Balanced Fund	7,044,405	5,661,243
Dodge & Cox Stock Fund	10,123,350	9,355,355
AFLAC Incorporated common stock	39,102,049	51,887,855

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000

Mutual Funds	$(1,576,271)	$(2,085,397)

Common Stock	(17,183,416)	18,179,151

Total Investments	$(18,759,687)	$16,093,754

SCHEDULE 1

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2001

Description	Current Value

Money Market Funds

Schwab Institutional Advantage Money Fund*	$3,190,978

Mutual Funds

Alliance Premier Growth Fund	2,741,094
Columbia Fixed Income Securities Fund	1,023,174
Davis New York Venture A Fund	6,318,705
Dodge & Cox Balanced Fund	7,044,405
Dodge & Cox Stock Fund	10,123,350
Invesco Dynamics Fund	314,219
Julius Baer International Equity A Fund	734,363
Rydex Series Trust OTC Inv Fund	419,472
Schwab S&P 500 Investors Fund*	864,589

Total Mutual Funds	29,583,371

AFLAC Incorporated common stock*	39,102,049

Participant loans receivable (with varying interest rates and maturity dates)	3,665,318

Total Investments	$75,541,716

* Indicates party-in-interest, as defined in ERISA Section 406.

 See accompanying independent auditors' report.